SCHEDULE 13D

Under the Securities Exchange Act of 1934

Apollo Gold Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03761E102

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 18, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     (

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 03761E102

1.	NAME OF REPORTING PERSON
S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Linear Gold Corp.

2000 Barrington Street, Suite 502

Halifax, Nova Scotia B3J 3K1

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	SOURCE OF FUNDS*
WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED	☐
PURSUANT TO ITEMS 2(d) or 2(e)

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF	7.	SOLE VOTING POWER – 62,500,000
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER - 0
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER –62,500,000
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER - 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

62,500,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) *

19.1453%

14.	TYPE OF REPORTING PERSON*

CO

Item 1. Security and Issuer.

- ------	-------------------

Apollo Gold Corporation (“Issuer”)

5655 South Yosemite Street, Suite 200

Greenwood Village, Colorado 80111

Common Stock

Item 2. Identity and Background.

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Linear Gold Corp. (“Linear”) is a Canadian federal corporation organized on January 31, 1989, with a business address of 2000 Barrington Street, Suite 502, Halifax, Nova Scotia B3J 3K1. Linear is engaged in the business of gold exploration and development. During the past five years, Linear has not been the subject of a criminal conviction or any civil proceeding resulting in a judgment, decree or order enjoining, prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Compensation.

- ------	------------------------------------------------

Linear purchased 62,500,000 shares of common stock of the Issuer (the ‘Securities”) in a private placement offering that closed on March 18, 2010, at a price of Cdn$.40 per share, for a total purchase price of $25,000,000. The funds used to purchase the Securities were working capital funds of Linear.

Item 4. Purpose of Transaction.

- ------	----------------------

The transaction was a private placement sale of the Securities to Linear in anticipation of a merger effected through a court-approved plan of arrangement between Linear and the Issuer. Linear is entitled to appoint two directors to the Issuer’s board of directors, which will consist of four current directors of the Issuer, two directors appointed by Linear, and one director to be mutually agreed upon by Linear and the Issuer.

Item 5. Interest in Securities of the Issuer.

- ------	------------------------------------

Linear currently holds 62,500,000 shares of common stock of the Issuer, which is 19.1453%, of the Issuer’s outstanding shares based on the 263,950,927 common shares issued and outstanding on September 9, 2009, as reported in the Issuer’s 10-Q filed November 16, 2009, plus the 62,500,000 common shares purchased by Linear.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer.

The letter of intent dated March 9, 2010, between Apollo Gold Corporation and Linear Gold Corp. (“Letter of Intent”) describes in detail the transaction that is the subject of this filing.

Item 7.  Materials to be Filed as Exhibits.

The Letter of Intent attached as Exhibit 10.1 to the Issuer’s 8-K filed March 9, 2010 is incorporated herein by reference

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signed:	LINEAR GOLD CORP.

By: /s/ Keith Abriel
Keith Abriel, Chief Financial Officer